Offering Statement for
Zero Gravity Solutions, Inc.
("Zero Gravity Solutions," "we," "our," or the "Company")

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Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Zero Gravity Solutions, Inc.

   234 N. Federal Hwy
   #3183
   Boca Raton, FL 33431

Eligibility

2. **The following are true for Zero Gravity Solutions, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Alexander Boies

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2024	Present	Boies Schiller Flexner LLP	Partner
10/01/2015	01/01/2024	Boies Schiller Flexner LLP	Associate
10/01/2022	Present	Zero Gravity Solutions, Inc.	Board Chairman
12/01/2015	09/30/2022	Zero Gravity Solutions, Inc.	Board Member

Mr. Boies is currently employed as a Partner at the Boies, Schiller & Flexner LLP Law Firm in New York, NY wherein he works with a wide range of clients on complex litigation matters. He was part of the legal team that won a $663M judgment against a guardrail maker in a Qui Tam trial. Mr. Boies began working at the firm as a summer associate in 2014 and commenced full-time employment in October 2015. From August 2012 until May 2015, Mr. Boies was enrolled as a full-time student at New York University – School of Law. During the summer of 2013, Mr. Boies interned at Legal Aid Society in their Bronx, New York – Housing Courthouse office. After graduating from the University of Michigan, Ann Arbor, with a BS in Statistics, Mr. Boies was employed by Livingston Securities, LLC from February 2010 until May 2012 wherein he assisted to secure a number of private placements and initial public offerings ("IPOs") until Mr. Boies resigned in order to pursue his legal degree. Additionally, Mr. Boies participated in the management of Hawk and Horse Vineyards, a California company owned and operated by his family, since 2001. Mr. Boies also was the Executive Producer on the film, "Escape Plan". LinkedIn: https://www.linkedin.com/in/alex-boies-821b038/

Name
Ravi Pottathil

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2011	Present	IO-Mega Holding Corporation	CEO
09/01/1996	Present	AccuDx Inc.	CEO
01/01/2011	Present	IO-Mega LLC	CEO
04/01/2016	Present	Zero Gravity Solutions, Inc.	CTO
06/01/2012	Present	Florida International University	Adjunct Professor

Dr. Pottathil is CTO of Zero Gravity Solutions and an entrepreneur with a 40-year history spanning academia, industry, invention, and company creation. Dr. Pottathil is President of Accudx Inc. ("Accudx"), a strategic technology and consulting company. In 1996, Dr. Pottathil created Accudx as a diagnostic assay manufacturer. Accudx has progressed into consulting, technology and product development, and intellectual property services in biotech, medtech, and ecotech. His experience in academia and industry has covered various aspects of biochemistry, molecular biology, mammalian genetics, medical virology, tumor biology, and diagnostics, in both academic and industrial settings. As Chief Process Scientist at PetroAlgae, he was responsible for the development of and scaling up processes for the growth, harvesting, and processing of micro-algae. As a founding member and Director at Specialty Laboratories International, he successfully set up a large number of esoteric clinical reference laboratories in Mexico, Singapore, Malaysia, and India. This role involved extensive project planning, technical training, and technology transfer. As a Vice President of Life Sciences at XLTech Group, he was co-founder of a number of publicly listed companies, including Tyratech (www.tyratech.com), Petro Algae, (www.parabel.com), and Initio Fuels (www.initiofuels.com). As an academician, he has extensive teaching experience that includes original research and teaching at The Jackson Laboratories, The Duke University, University Of Maryland, The City of Hope Medical Center, and Florida International University. He has a number of issued patents. Dr. Pottathil is a graduate of Tata Cancer Institute in Mumbai, India. He completed his post-doctoral fellowships at The Jackson Lab, Bar Harbor, ME and Duke University, NC. He worked as a Senior Manager at Hoffman La-Roche and was instrumental in their diagnostics program. He is currently a visiting professor at Florida International University Miami. LinkedIn: https://www.linkedin.com/in/ravi-pottathil-8245727/

Name
Edward Cowle

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2017	Present	Sports Engineering, Inc.	CEO
01/02/1987	Present	Laser Technology, Inc.	Director, Principal
01/01/2012	Present	Zero Gravity Solutions, Inc.	Board Member

Following a 10-year career on Wall Street, Ed Cowle has been starting, financing, and advising small businesses for the past 20 years. Mr. Cowle is a founder, Director, and former Chief Executive Officer of US Rare Earths, Inc. ("USRE") since 2009 and previously Chief Executive Officer of its predecessor, Thorium Energy, Inc., since 2007. USRE is an exploration and development company with substantial rare earth and thorium deposits in Idaho, Montana, and Colorado. Mr. Cowle was a founder and remains a Director and principal shareholder of Laser Technology, Inc., a leader in sales of laser-based law enforcement speed guns, and laser applications for products in the sports optics industry. He has also worked closely with the Office of Industrial Liaison at New York University Medical School, investing in and incubating several technologies. Mr. Cowle structured a lucrative licensing deal with C. R. Bard for a startup company that he co-founded with Temple University's Office of Technology Development and Commercialization. Mr. Cowle was a founding shareholder and investor in Biophan Technologies, Inc. ("Biophan") and worked closely with management to develop business, financing, and investor awareness. Biophan subsequently licensed and sold its technology to Boston Scientific and Medtronic. The core product is currently being sold to the medical community by Medtronic. Mr. Cowle was a founder of Golf Technologies, Inc., the owner and manufacturer of the "Snake Eyes" brand of golf equipment and apparel. The company was bought by Golfsmith, who currently sells the Snake Eyes line of products. Mr. Cowle formerly served as Senior Vice President of Investments for Paine Webber and Co. and Vice President at Bear Stearns and Co. He graduated from Fairleigh Dickinson University in 1978 with a BA in English and American studies. Mr. Cowle is an active Director in the World Wide Children's Organization of New York and is a Director of the Children's International Obesity Foundation, both 501 (c)(3) organizations. LinkedIn: https://www.linkedin.com/in/edward-f-cowle-73030376/

Name
Pedro Lichtinger

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2022	Present	Zero Gravity Solutions, Inc.	Board Member
03/01/2017	Present	Starton Therapeutics	Chairman & CEO

Pedro has more than 30 years of experience as a CEO and senior leader in the pharmaceutical industry, where he has dealt with the risk, cost, and time associated with researching and developing new medicines. As the CEO and Chairman at Starton since 2017, Pedro leads a team of bright and experienced minds in clinical development and hematology/oncology. Prior to Starton, he was CEO of Asterias Biotherapeutics, CEO of Optimer Pharmaceuticals, and held leadership roles at Pfizer, including President of the Global Primary Care business unit. LinkedIn: https://www.linkedin.com/in/pedro-lichtinger-47286617/

Name
John McLean

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2018	09/01/2022	Self-Employed	Ag Technology Consulting
10/03/2022	Present	Zero Gravity Solutions, Inc.	CEO
10/12/2020	10/02/2022	Zero Gravity Solutions, Inc.	Consultant

John is an agriculture industry executive with 40 years of diverse industry experience. Since October 2022, he has been the CEO of Zero Gravity Solutions. From 2018-2022, John was an independent consultant in the agricultural industry to companies and investment organizations. From 2016-2018, John held several executive-level roles at Intrexon, including President of Intrexon's crop protection business. Prior, John spent two decades at Monsanto in various commercial positions. His last role at Monsanto was COO of Monsanto Growth Ventures, their internal venture capital ("VC") organization. John received his MBA from Washington University in St. Louis. He holds a Masters in Chemical Engineering from MIT, and a BS in Chemical Engineering from the University of Missouri-Columbia. LinkedIn: https://www.linkedin.com/in/john-mclean-42897b3/

Name
Harvey Kaye

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2022	Present	Zero Gravity Solutions, Inc.	Board Member
01/01/2012	09/30/2022	Zero Gravity Solutions, Inc.	Board Chairman

Mr. Kaye has more than 40 years of experience in providing financing, strategic planning, and administrative leadership to large and small companies, both public and private, as an entrepreneur, investment banker, Chairman, Chief Executive Officer, and Director. Mr. Kaye was formerly founder, Chairman, Chief Executive Officer, and President of Latitude Solutions, Inc., a publicly traded holding company for several subsidiaries that provide products, processes, and services for contaminated water applications. He was previously CEO and President of Gulfstream Capital, L.C. ("Gulfstream"), a merchant banking, consulting, and financial advisory organization that provides advisory and corporate finance services to both public and private companies. Gulfstream has acted in a merchant banking, financial advisory, and strategic planning capacity for numerous corporations, both public and private. Mr. Kaye has a BS in Business from Temple University. LinkedIn: https://www.linkedin.com/in/harvey-kaye-1b1223/

Name
David Delaney

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2022	Present	Zero Gravity Solutions, Inc.	Board Member
01/01/2020	Present	FMC Corporation	Marketing Consultant

From 1979 to 2017, David worked for the DuPont Company, where he held numerous roles in sales, research and development ("R&D"), project management, and marketing in DuPont's agricultural chemicals business. From 2009 to 2017, David was Global Launch Manager and Global Product Manager for the Rynaxypyr® Insect Control portfolio, which exceeded $1 billion in revenue in five years. David continued his Global Product Manager role as this business was sold to FMC Corporation ("FMC") in late 2017. He concluded his career at FMC in 2020 as the Global Marketing Excellence Leader. He continues to consult with FMC in this capacity today. David studied at Murray State University in Murray, Kentucky and received his BS in Agriculture with an emphasis in weed science. David is a certified Six Sigma Black Belt and Master Black Belt. LinkedIn: https://www.linkedin.com/in/david-delaney-24936932/

Name
Michael Smith

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/01/2015	Present	Zero Gravity Solutions, Inc.	Board Member

Mr. Smith is the retired Chairman of the Board and Chief Executive Officer of Hughes Electronics Corporation, now known as "Hughes". After spending nearly 20 years with General Motors in a variety of financial management positions, Mr. Smith joined Hughes in 1985, the year the company was formed, as Senior Vice President and Chief Financial Officer. From 1985 to 1997, Mr. Smith served in a variety of capacities for Hughes, including Chairman of Hughes Missile Systems Company, Chairman of Hughes Aircraft Company (from 1992 to October 1997), and Vice Chairman of Hughes Electronics. He had been responsible for the aerospace, defense electronics, and information systems businesses of Hughes Electronics. Mr. Smith served as the Chairman and Chief Executive Officer of The DIRECTV Group Inc. from October 1997 to May 2001. He served as a Director of Alliant Techsystems, Inc. ("ATK"), an advanced weapon and space systems company, from 1997 to 2009, and Anteon International Corporation, an information technology and systems engineering solutions company, from 2005 to 2006. Mr. Smith was a Director of Ingram Micro Corporation, a technology sales, marketing and logistics company, until June 2014. Mr. Smith was a Director of FLIR Systems, Inc., which produces infrared cameras, thermal imaging software, and temperature measurement devices. Mr. Smith is also the former Chairman of the Aerospace Industries Association, an industry trade organization, and is a charter member of the Electronic Industries Foundation Leadership Council. Mr. Smith served as an Officer in the US Army, including a combat tour in Vietnam. He is a Charter Member of the Electronic Industries Foundation Leadership Council. He was awarded an honorary Doctor of Laws degree from Pepperdine University, CA. Mr. Smith holds a BS in Political Science from Providence College and an MBA from Babson College.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

None of the beneficial owners of the issuer's outstanding voting equity securities, owns 20 percent or more of voting power.

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Zero Gravity Solutions, Inc. ("Zero Gravity" or "ZGS") is an agricultural biotechnology company focused on enhancing food crop nutrition and immune systems without genetic modification through its flagship product BAM-FX. Zero Gravity is headquartered in Boca Raton, Florida, and operates through two subsidiaries: BAM Agricultural Solutions, Inc. ("BAM") and Speciality Agricultural Solutions, Inc. ("SASI"), of which Zero Gravity owns 98%. ZGS develops innovative priming technology that seeks to unlock the natural power of plants to increase yield and resist disease. ZGS's technology is intended to function as a low cost, broadly effective solution for a broad range of crops on a global scale. ZGS has invented, developed, and tested a family of product formulations based on plant elicitors to overcome both abiotic and biotic stress in plants. We have performed field and laboratory studies over the past seven years. ZGS's elicitors are intended to mitigate bacterial, fungal, and viral diseases in crops and are designed to be non-toxic, environmentally friendly, and sustainable. The 4.5 billion global acres of commercial crops are farmed by approximately 600 million families and companies, each requiring access to the appropriate agricultural inputs (e.g., seeds, fertilizer, pesticides, etc.). We believe that this large and diverse market is most effectively served by large agricultural input distributors who can educate growers and supply a full range of products. Our business strategy is to develop a strong intellectual property portfolio of priming elicitors to meet a variety of market needs. We plan to license and/or sell the technology or grow via distribution. Consistent with this strategy, we operate a lean organization by outsourcing manufacturing and selling through distributors we have deemed qualified. Our current focus is on demonstrating strong performance on a prioritized set of key diseases. While priming also increases crop yield and quality, we believe that our ability to enable plants to protect themselves against disease is a differentiating feature of our technology.

Zero Gravity Solutions currently has 10 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Zero Gravity Solutions, Inc. speculative or risky:**

   1. Third parties might infringe upon our technology: We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect

our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any intellectual property rights could result in significant financial expenses and managerial resources. If we were to initiate legal proceedings against a third party to enforce a patent claiming one of our technologies, the defendant may assert that our patent is invalid and/or unenforceable or does not cover its processes, components or future products. Proving patent infringement can be difficult. Any loss of patent protection or difficulty in enforcing intellectual property rights would have a material adverse impact on our business.

2. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

3. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

4. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

5. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

6. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

7. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

8. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

9. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

10. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

11. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

12. The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

13. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

14. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

15. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

16. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

17. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

18. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

19. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

20. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

21. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

22. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

24. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

25. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Zero Gravity Solutions, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,235,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

Zero Gravity Solutions, Inc. ("ZGS") has invented and developed product formulations to overcome both abiotic and biotic stress in plants. Field and laboratory studies performed over the past seven years uncovered the molecular mechanism of these processes. Our elicitors are designed to mitigate bacterial, fungal, and viral diseases in crops, and we believe many of these diseases have no other effective control solutions. Our overall business strategy is to develop a strong intellectual property portfolio of priming elicitors to meet a variety of market needs, and sufficient commercial success to demonstrate satisfaction with our technology. Our current focus is on demonstrating strong performance on a prioritized set of key diseases that we believe have the largest market potential and thus the greatest opportunity to increase the value of our company. For this reason, we plan to spend the bulk of funds raised on new research and development ("R&D") trials and expansion of our IP portfolio into new crop applications. Our target market, agricultural crop inputs, is a large and diverse market that we believe is most effectively served by large agricultural input distributors who can educate growers and supply a full range of products. For this reason, our commercial strategy focuses on creating opportunities to license our technology to industry partners, while also continuing to grow our product sales via distribution. Consistent with this strategy, we plan to spend the next largest portion of the funds raised on commercialization activities, including initiating new industry partnerships, expanding product distribution, and increasing production to meet new demand. ZGSI plans to operate a lean organization and maintain a core technical team to support sales and post-sales services for our partners.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$60,515
IP and Product Development	$5,000	$617,500
Distributor Support	$1,000	$123,500
R&D Collaboration and Licensing	$1,000	$123,500
Production	$1,000	$123,500
Corporate Governance and Compliance	$1,510	$186,485
Total Use of Proceeds	**$10,000**	**$1,235,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Zero Gravity Solutions, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	100,000,000	49,036,448	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrants	The Company has granted 6,788,593 worth of warrants. The 6,788,593 warrants are broken down into six different tranches: Tranche #1 - 5,776,593 warrants have a strike price of $0.50 and expire in 2026. Tranche #2 - 245,000 warrants have a strike price of $1.00 and expire in 2026. Tranche #3 - 415,000 warrants have a strike price of $1.00 and expire in 2025. Tranche #4 - 267,000 warrants have a strike price of $1.50 and expire in 2024. Tranche #5 - 70,000 warrants have a strike price of $3.00 and expire in 2024. Tranche #6 - 15,000 warrants have a strike price of $3.00 and expire in 2025.	6,788,593

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company has convertible notes of approximately $11,965,060 and has granted 6,788,593 warrants. If the convertible notes or warrants convert into equity, your shares will be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in its bylaws for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

  - **additional issuances of securities,**

  - **issuer repurchases of securities,**

  - **a sale of the issuer or of assets of the issuer or**

  - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Series A Convertible Note
Amount Outstanding:	$2,206,400
Interest Rate:	10.0%
Maturity Date:	January 17, 2025
Other Material Terms:	At any time prior to maturity, the principal and accrued but unpaid interest are convertible into shares of the Company's common stock at a fixed price of $2.00 per share.
Creditor(s):	Series B Convertible Note
Amount Outstanding:	$8,381,660
Interest Rate:	12.0%
Maturity Date:	January 17, 2025
Other Material Terms:	At any time prior to maturity, the principal and accrued but unpaid interest are convertible into shares of the Company's common stock at a fixed price of $1.00 per share.
Creditor(s):	Series C Convertible Note
Amount Outstanding:	$300,000
Interest Rate:	10.0%
Maturity Date:	January 17, 2025

Other Material Terms:	The Series C Convertible Notes are convertible into shares of the Company's common stock at a fixed price of $2.00 per share.
Creditor(s):	Series D Convertible Note
Amount Outstanding:	$1,077,000
Interest Rate:	11.0%
Maturity Date:	January 17, 2025
Other Material Terms:	At any time prior to maturity, the Series D Convertible Notes and related accrued but unpaid interest can be converted into shares of the Company's common stock at a fixed rate ranging from $1.00 to $1.50.
Creditor(s):	Bridge Loan
Amount Outstanding:	$3,125,000
Interest Rate:	15.0%
Maturity Date:	January 17, 2025
Other Material Terms:	
Creditor(s):	Promissory Note #1
Amount Outstanding:	$100,000
Interest Rate:	15.0%
Maturity Date:	January 17, 2025
Other Material Terms:	
Creditor(s):	Promissory Note #2
Amount Outstanding:	$100,000
Interest Rate:	6.0%
Maturity Date:	January 17, 2025
Other Material Terms:	
Creditor(s):	Economic Injury Disaster Loan ("EIDL")
Amount Outstanding:	$18,200
Interest Rate:	3.8%
Maturity Date:	August 11, 2050
Other Material Terms:	

25. **What other exempt offerings has Zero Gravity Solutions, Inc. conducted within the past three years?**

Date of Offering:	2023-12-31
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$1,188,295
Use of Proceeds:	The Company received $1,188,295 in cash in exchange for issuing 4,753,180 shares of common stock.
Date of Offering:	2022-12-31

Date of Offering: 2022-12-31

Exemption: Reg. D, Rule 506(b)

Securities Offered: Common Stock

Amount Sold: $500,923

Use of Proceeds: Unsecured promissory note warrants issued as loan costs. No cash was received in this transaction.

Date of Offering: 2021-12-31

Exemption: Reg. D, Rule 506(b)

Securities Offered: Common Stock

Amount Sold: $100,000

Use of Proceeds: The Company issued 100,000 shares of common stock in exchange for $100,000. The proceeds were used on operating expenses.

Date of Offering: 2022-12-31

Exemption: Reg. D, Rule 506(b)

Securities Offered: Common Stock

Amount Sold: $3,757

Use of Proceeds: Series D convertible note warrants issued as loan costs. No cash was received in this transaction.

Date of Offering: 2021-12-31

Exemption: Reg. D, Rule 506(b)

Securities Offered: Common Stock

Amount Sold: $222,172

Use of Proceeds: Unsecured promissory note warrants issued as loan costs. No cash was received in this transaction.

Date of Offering: 2021-12-31

Exemption: Reg. D, Rule 506(b)

Securities Offered: Common Stock

Amount Sold: $156,068

Use of Proceeds: Series D convertible note warrants issued as loan costs. No cash was received in this transaction.

Date of Offering: 2021-12-31

Exemption: Reg. D, Rule 506(b)

Securities Offered: Common Stock

Amount Sold: $136,224

Use of Proceeds: The Company issued $136,224 worth of warrants in exchange for services. No cash was received in this transaction.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Alexander Boies	Chairman of the Board	Convertible Notes	$4,820,000
Alexander Boies	Chairman of the Board	Debt	$800,000
Michael Smith	Board Member	Convertible Notes	$3,524,600
Michael Smith	Board Member	Debt	$550,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Zero Gravity Solutions, Inc is an agricultural biotechnology company focused on enhancing food crop nutrition and immune systems without genetic modification through its flagship product BAM-FX. Zero Gravity is headquartered in Boca Raton, Florida, and operates through two subsidiaries: BAM Agricultural Solutions, Inc. and Speciality Agricultural Solutions, Inc., of which Zero Gravity owns 98%. The Company has 100,000,000 shares of common stock authorized to be issued. As of December 31, 2022, the Company had issued 37,795,868 shares of common stock. Since December 31, 2022, the Company has issued 11,240,580 shares of common stock. Out of the 11,240,580 shares of common stock, $1,188,295 in cash was received for issuing 4,753,180 shares of common stock and no cash was received for the remaining 6,487,400 shares of common stock issued. As of the initial date of this filing, the Company has issued 49,036,448 shares of common stock. Results of Operations: For the year ended December 31, 2023, the Company had revenues of approximately $19,200, cost of goods sold of approximately $3,200, and operating expenses of approximately $1,730,000. These numbers are preliminary and have not been reviewed or audited by a CPA. Revenue for the year ended December 31, 2022 decreased by $95,930 to $31,300, as compared to $127,230 reported for the year ended December 31, 2021. Cost of goods sold for the year ended December 31, 2022 decreased by $13,958 to $3,040, as compared to $16,998 reported for the year ended December 31, 2021. Gross profit for the year ended December 31, 2022 decreased by $81,972 to $28,260, as compared to $110,232 reported for the year ended December 31, 2021. Operating expenses for the year ended December 31, 2022 decreased by $503,294 to $2,166,601, as compared to $2,669,895 reported for the year ended December 31, 2021. Interest expense for the year ended December

31, 2022 decreased by $1,491,832 to $3,115,841, as compared to $4,607,673 reported for the year ended December 31, 2021. Net loss for the year ended December 31, 2022 decreased by $2,473,372 to a net loss of $4,695,753, as compared to a net loss of $7,169,125 reported for the year ended December 31, 2021. Liquidity & Capital Resources: As of January 2024, the Company had cash of approximately $117,000 in the bank. As of December 31, 2022, the Company recorded debt of $14,012,152. Additionally, the Company recorded a debt discount of $766,108, bringing the face of the debt to $14,760,060. During 2023, the Company added $530,000 in debt in the form of a bridge loan. As of the date of the initial filing of this offering, the total outstanding debt is $15,308,260. On December 31, 2022, the Company had cash and cash equivalents of $114,808 and negative working capital of $2,251,964, as compared to cash and cash equivalents of $105,746 and negative working capital of $1,715,502 on December 31, 2021.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Zero Gravity Solutions, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is the transcript from the video shown on the company's offering page: Today's farmers are facing ever greater challenges from climate change-resistant pests and plant pathogens, all while needing to feed a growing population estimated to increase by 2 billion over the next three decades. Most people don't know that plants have a natural ability to protect themselves from environmental threats like poor nutrition, drought, or disease. At Zero Gravity, our mission is to unlock this natural power of plants. Our priming technology stimulates a plant's natural immune system, enabling it to more rapidly and powerfully react to environmental stress. Unlike how medicines strengthen the human immune system, our technology increases yield and improves grower profitability while enabling more ecologically friendly and sustainable practices. Priming helps plants thrive in farmers' fields and also in the family garden. With over eight years of field trials across more than 30 crops and two products on the market, Zero Gravity is ready to grow.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.zerogsi.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.